UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On September 19, 2023, Scinai Immunotherapeutics Ltd. issued a press release announcing closing of $1.33 Million Registered Direct Offering.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 19, 2023, “Scinai Immunotherapeutics Announces Closing of $1.33 Million Registered Direct Offering”

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-239344 and 333- 271293), Form F-1 (File No. 333-267648) and Form F-3 (File No. 333- 274078), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: September 20, 2023	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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